Exhibit 20



                                               FOR IMMEDIATE RELEASE
                                               ---------------------

  ZENITH REPORTS SIGNIFICANTLY IMPROVED SECOND-QUARTER RESULTS

GLENVIEW, Ill., July 21, 1994 -- Zenith Electronics Corporation
today announced that it reduced its second-quarter net loss by
66 percent -- to $8.4 million, or 20 cents per share, in 1994 from a loss of $24.7 million, or 79 cents per share, in 1993.
       Contributing to the $16 million improvement in quarterly results were higher sales in Zenith's core business, lower costs resulting largely from new re-engineering programs and a substantial reduction in losses from non-core business areas that have been sold or downsized.
       Total revenues in the quarter were up 9 percent to
$299 million in 1994 from $275 million in 1993.  Sales for the core Consumer Electronics and Network Systems business increased by $42 million, even after absorbing $12 million of lower consumer electronics selling prices from a year ago. Non-core business revenues declined by $18 million.
       Driving the increase in Consumer Electronics sales were
higher Zenith color TV unit sales to dealers compared with
the year-earlier period, reflecting the strong acceptance of Zenith's new color TV line and increased industry sales. Revenues for
Network Systems, particularly set-top boxes, also increased from second-quarter 1993 levels.
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       In non-core business areas, Zenith completed the sale
of its switch mode power supply magnetics business in the quarter. Non-core business areas represented less than 2 percent of second-quarter 1994 revenues, versus about 8 percent a year earlier.
       The company completed the sale of its 1.7-million-square-foot Springfield,Mo., plant in the second quarter bringing the amount of plant and office spacethat Zenith has sold so far in 1994 to 2.6 million square feet. Another 500,000-square-foot building is under contract for sale. The completed transactions did not have a material effect on earnings.
       Short-term debt of $49 million at the end of the second quarter of 1994 (compared with $46 million in the 1993 quarter) financed increased receivables and planned higher inventory levels to support seasonal demand in the second half.
       For the first six months of 1994, Zenith reported a net loss of $20.3 million, or 51 cents per share, compared with a net loss of $46.5 million, or $1.51 per share, in the first half of 1993. First-half sales were $596 million in 1994 and $565 million in 1993.


                                 -30-


MEDIA CONTACT:  John Taylor (708) 391-8181
INVESTOR CONTACT:  Bill McNitt (708) 391-7713

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                      ZENITH ELECTRONICS CORPORATION
                  STATEMENTS OF CONSOLIDATED OPERATIONS
                 (In millions, except per share amounts)



                                          (Unaudited)        (Unaudited)
                                      Three Months Ended  Six Months Ended
                                      ------------------  ------------------
                                       July 2,   July 3,   July 2,   July 3,
                                        1994      1993      1994      1993
                                      --------  --------  --------  --------

Net sales                             $ 299.0    $ 274.7    $596.1   $565.2
                                      --------  --------  --------  --------

Costs, expenses and other:
  Cost of products sold                 270.1      265.7    546.4     544.2
  Selling, general and administrative    26.0       23.2     49.8      45.7
  Engineering and research               11.4       11.6     22.8      24.5
  Other operating expense (income), net  (3.6)      (4.7)    (9.5)     (9.5)
  Restructuring and other charges          -          -        -         -
                                      --------  --------  --------  --------

Operating income (loss)                  (4.9)     (21.1)   (13.4)    (39.7)
Interest expense                         (3.7)      (3.7)    (7.1)     (6.9)
Interest income                            .2         .1       .2        .1
                                      --------  --------  --------  --------

Income (loss) before income taxes        (8.4)     (24.7)   (20.3)    (46.5)
Income taxes (credit)                      -          -        -         -
                                      --------  --------  --------  --------

Net income (loss)                     $  (8.4)   $ (24.7) $ (20.3)   $(46.5)
                                      ========  ========  ========  ========

Net income (loss)
  per share of common stock           $  (.20)   $  (.79) $  (.51)   $(1.51)
                                      ========  ========  ========  ========

Average shares outstanding               41.6       31.3     39.6      30.9